SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Cascal N.V.
(Name of Subject Company)
Cascal N.V.
(Names of Person(s) Filing Statement)
Common shares, par value EUR 0.50 per share
(Title of Class of Securities)
N1842P 109
(CUSIP Number of Class of Securities)
Jonathan Lamb
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom
+44 1306 746 080
(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)
Copies To:
David A. Zagore, Esq.
Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304
(216) 479-8500
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Investor Contacts:	Media Contact:
KCSA Strategic Communications	KCSA Strategic Communications
Jeffrey Goldberger / Marybeth Csaby	Lewis Goldberg
+1 212.896.1249 / +1 212.896.1236	+1 212.896.1216
jgoldberger@kcsa.com /mcsaby@kcsa.com	lgoldberg@kcsa.com
CASCAL N.V. COMMENCES LEGAL ACTION AND SEEKS INJUNCTIVE RELIEF
AND DAMAGES IN RESPONSE TO PROPOSED SEMBCORP TENDER OFFER
— Company Reiterates Rejection of Sembcorp Proposal as Inadequate and Coercive
— Company Considering Additional Legal Action
London, U.K., April 30, 2010- Cascal N.V. (NYSE: HOO) today commenced an action in the United States District Court for the Southern District of New York claiming violations of U.S. securities laws and breach of confidentiality agreements. The lawsuit seeks injunctive relief and recovery of damages.
“The structure of the proposed Sembcorp tender is coercive and seeks to diminish the rights of shareholders to participate in Cascal’s growth and share value appreciation. The offering price is inadequate and under the proposed terms would result in an illiquid market for our publicly traded common shares. Accordingly, the Sembcorp bid is unacceptable,” said Michael Wager, spokesman for Cascal.
As indicated in a previous communication (April 26, 2010), the Board of Directors of Cascal rejects Sembcorp’s proposed tender offer as inadequate, coercive and not in the best interest of all shareholders.
Mr. Wager concluded, “Cascal’s continued independence is in the best interest of shareholders and Cascal intends to vigorously defend this position. To assist us in these efforts, we have retained Janney Montgomery Scott LLC, one of the leading investment banking and advisory firms, as our financial advisors.”
About Cascal N.V.
Cascal provides water and wastewater services to its customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. Cascal’s customers are predominantly homes and businesses representing a total population of approximately 4.7 million.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION LEGEND:
SECURITY HOLDERS SHOULD READ CASCAL N.V.’S SOLICITATION/RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THE RECOMMENDATION AND OTHER FILED DOCUMENTS FREE OF CHARGE AT THE COMMISSION’S WEB SITE (www.sec.gov) AS WELL AS DIRECTLY FROM CASCAL N.V. BY CONTACTING JEFFREY GOLDBERGER, KCSA STRATEGIC COMMUNICATIONS, 880 THIRD AVENUE, NEW YORK, NEW YORK 10022, +1 212.896.1249, JGOLDBERGER@KCSA.COM.
Learn more at www.cascal.co.uk
Forward-looking statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1, 2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.
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